Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES ENTERS INTO DEFINITIVE

AGREEMENT WITH BROOKFIELD PROPERTY PARTNERS FOR GOING PRIVATE TRANSACTION

All dollar references are in Canadian dollars unless noted otherwise.

BROOKFIELD NEWS, April 20, 2017 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) (“BOX”) announced today that it has entered into a definitive agreement with Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“BPY”) pursuant to which BPY would effectively acquire the approximately 17% equity interest in BOX that it or its subsidiaries do not own (approximately 15.9 million units) for $32.50 cash per unit. BOX unitholders will be entitled to receive monthly distributions through to closing (pro-rated if required) at the current rate of $0.1092 per unit as declared by the BOX Board of Trustees in the ordinary course.

“We are pleased to have come to terms on a transaction that has the full support of the BOX Board of Trustees,” said, Paul McFarlane, the Chairman of the Special Committee of the BOX Board of Trustees. “We believe that the transaction offers strong value for BOX unitholders, and we look forward to working towards its successful completion.”

The going private transaction is to be effected through a definitive redemption agreement pursuant to which BOX will redeem all of its issued and outstanding units not already owned by BPY and its subsidiaries. Under the terms of the agreement, unitholders of BOX will receive $32.50 in cash per unit, which is $2.40 more than BPY’s initial January 23, 2017 proposal to privatize BOX for $30.10 per unit. The $32.50 per unit consideration represents a premium of 23% to the 30-day volume-weighted average price of BOX units on the Toronto Stock Exchange and 22% to the 30-day volume-weighted average price of BOX units on the New York Stock Exchange for the period ended January 20, 2017 (being the last trading day prior to the announcement of BPY’s privatization proposal). The transaction provides total consideration to minority unitholders of BOX of approximately $515.7 million. The BOX Board of Trustees approved the redemption agreement following the report and favourable recommendation of its Special Committee of independent trustees established to review and consider the transaction. The BOX Board of Trustees intends to unanimously recommend that unitholders of BOX approve the redemption.

In coming to this conclusion, the BOX Board of Trustees determined that the redemption is in the best interests of BOX and is substantively and procedurally fair to its unaffiliated unitholders. Greenhill & Co., the independent valuator and financial adviser to the Special Committee, concluded that, as of April 20, 2017, based upon and subject to the analyses, assumptions, qualifications and limitations set forth in its valuation and fairness opinion, in addition to other factors that it considered relevant, the consideration being offered pursuant to the redemption to unitholders of BOX other than BPY and its subsidiaries was fair, from a financial point of view, to such unitholders and that the fair market value of a unit of BOX was in the range of $31.50 to $34.50. A copy of the Greenhill & Co. valuation and fairness opinion, the factors considered by the Special Committee and BOX’s Board of Trustees and other relevant background information will be included in the management information circular that will be sent to BOX unitholders in connection with the annual and special meeting scheduled (the “Meeting”) to be called to consider the transaction.

The implementation of the redemption is subject to the approval of at least two-thirds of the votes cast at the Meeting by BOX unitholders present in person or by proxy and by a majority of the votes cast by BOX unitholders other than BPY and its subsidiaries. Completion of the redemption is also subject to certain customary conditions.

Unitholders holding approximately 3.52 million units of BOX, representing approximately 22% of the unaffiliated BOX units, including Morgan Stanley Investment Management, who holds approximately 1.4 million units of BOX on behalf of certain client accounts, support the proposal and have agreed, subject to certain conditions, to vote the units of BOX they hold in favor of the transaction.

The transaction is structured as a redemption of units by BOX. As a result, a unitholder who is a resident of Canada for Canadian federal income tax purposes generally will realize a capital gain (or a capital loss) to the extent that such unitholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the units. Unitholders who are not residents of Canada generally will not be subject to Canadian federal income tax in respect of capital gains realized on disposition of their units, but will be subject to Canadian withholding tax at source of 15% on the full amount of the redemption proceeds. As a result, non-resident unitholders may prefer to sell their units in the public markets with a settlement date that is prior to the completion of the transaction. A unitholder who is taxable in the United States and who exchanges units for cash pursuant to the transaction generally is expected to recognize taxable gain (or loss) for U.S. federal income tax purposes measured by the difference between the amount realized and such unitholder’s adjusted tax basis in such units immediately prior to the exchange. It is strongly suggested that unitholders consult their tax advisors and read carefully the tax disclosure section of the management information circular relating to the transaction when it is available.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Director, Investor Relations

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the successful completion of the redemption by BOX of the units not owned by BPY and its subsidiaries; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.